FOOD

KITCHEN CURIOUS

Making this kid-friendly pasta is like rolling Play-Doh

By Ligaya Figueras
Ligaya.figueras@ajc.com

Countless parents are pulling out their hair as they deal with cooped-up kids during the coronavirus pandemic. What do you do with active bodies that can't go to school, the playground or a friend's house? Put 'em to work in the kitchen!

This week's recipe not only occupies antsy kiddos but also gets dinner on the table. And if your brood likes spaghetti and meatballs, they'll approve of this dish.

Umbricelli is a hand-rolled noodle, a specialty of Umbria in central Italy. The noodles are thicker than spaghetti and are made with just water, flour and salt. This particular recipe is published in Ashley Rodriguez's "Let's Stay In" (Running Press, 2018), whose cookbook offers plenty of inspiration for quarantine cooking.



LET'S STAY IN
MORE THAN 120 RECIPES TO NOURISH THE PEOPLE YOU LOVE
ASHLEY RODRIGUEZ
"Let's Stay In" by Ashley Rodriguez (Running Press, 2018) is filled with accessible recipes to make delicious meals at home. CONTRIBUTED BY ASHLEY RODRIGUEZ

Once you make the pasta dough, grab the kids, have them thoroughly wash their grubby hands (a great COVID-19 teaching moment!) and then let them pinch off some dough and start rolling the noodles between their hands or on the counter. Rodriguez likens the method to "a toddler constructing Play-Doh snakes."

When the kids start arguing about whose noodles are better, remind them that there's no wrong noodle. "Don't fuss with exactness: part of the fun when eating these noodles is all the variance in size," Rodriguez writes.

She notes that making umbricelli is a labor of love; the project can take some time. She suggests encouraging anyone who wanders into the kitchen to lend a hand. The Sunday afternoon that I spent rolling soft dough into long snakes, no one wandered in. But I was content with a glass of wine nearby, oldies spinning on the record player, and colorful memories of my own kids' Play-Doh days.

UMBRICELLI

"Let's Stay In" by Ashley Rodriguez includes a recipe for umbricelli with creminis, sausage and thyme. However, the easy-to-make pasta can be tossed with the sauce of your choice. CONTRIBUTED BY ASHLEY RODRIGUEZ

2 cups plus 2 tablespoons all-purpose flour
2/3 cup warm water
Pinch of sea salt
Additional all-purpose flour or semolina, for pan
Prepared pasta sauce, for serving
Grated Parmesan cheese, for serving

Place the flour, warm water, and sea salt in a large bowl. Stir until just combined, then plop out onto the counter or large cutting board to knead. You may consider this your workout for the day as you'll be kneading for nearly 10 minutes to get a smooth elastic dough. Take a break every now and again for just a minute to relax the gluten (and your muscles), then proceed again until the dough feels like soft, unsullied skin. Wrap the dough tightly in plastic wrap, then set aside to rest for 30 minutes.

Slip a piece of parchment onto a sheet pan, then shower a bit of flour or semolina onto the parchment. Keep that near your rolling station. Pinch off a small bit of the noodle dough, keeping the rest of the dough well wrapped throughout the process. Roll the noodles as if you were a toddler constructing Play-Doh snakes. They should be about ¼-inch thick, but please don't fuss with exactness: part of the fun when eating these noodles is all the variance in size. Set the finished noodles on the prepared sheet pan and toss to coat in a bit of the flour or semolina every now and again.

Continue forming the noodles until all the dough has been used up. Encourage anyone who wanders into the kitchen to help roll a few noodles. I can think of no better recipe to get the kids involved in the process.

After the noodles have been made, get a big pot of heavily salted water boiling.

Add the pasta to the boiling water and cook for 2 to 3 minutes, until just plumped and floating at the top of the water's edge. Drain well.

Toss to coat in warm pasta sauce. Serve immediately with Parmesan.

Serves 4-6.

Per serving, based on 4: 228 calories (percent of calories from fat, 2), 6 grams protein, 48 grams carbohydrates, 2 grams fiber, 1 gram fat (trace saturated fat), no cholesterol, 32 milligrams sodium.
Adapted from "Let's Stay In" © 2018, by Ashley Rodriguez, Running Press.

STOCK UP | COMPILED BY C. W. CAMERON

3 Southern condiments to brighten up your meals

Staying at home has meant lots of cooking, and perhaps you've made your favorites so many times they're favorites no longer. It's time to rejuvenate your pantry — and condiments are just the thing. Try one, two or three of these.

Olive tapenade from Olive Affairs

Olive tapenade can be a salty, briny concoction, with its mixture of olives, capers and anchovies, but Larry Eisenberg of Olive Affairs in Brunswick makes a tapenade that's anything but overwhelming. We think he's found just the right combination of black and green olives, olive oil, capers, pimentos and seasonings. There's a "gourmet" version with anchovies, and a vegan version without. You might be tempted just to enjoy the tapenade on a slice of baguette, but the Olive Affairs website has other suggestions, like using it to dress a cold green bean, potato and tuna salad. Then, there's our favorite, adding it to your avocado toast. Or, you can mix it with butter and use it to dress grilled corn, and in place of relish on a hamburger. You'll think of dozens of ways to use this versatile condiment.



Olive Affairs
Gourmet OLIVE TAPENADE
Olive tapenade from Olive Affairs. CONTRIBUTED BY OLIVE AFFAIRS

While you're looking at the website, check out the tomato bisque. Eisenberg told us it's as popular as his tapenades.

$12 per 8-ounce jar. Available at the Leaning Ladder in Woodstock, or at oliveaffairs.com.

Sweet potato mustard from Jack's Cosmic Dogs

There's a hot dog stand on Highway 17 in Mount Pleasant, South Carolina, just northeast of Charleston. Jack's Cosmic Dogs, owned by Jack Hurley (known to all as "The Big Dog"), offers 16 types of hot dogs, along with sandwiches, fries and specialty sides, like their blue cheese coleslaw. Their Cosmic Dog comes dressed with that slaw, and their famous sweet potato mustard. The mustard was a creation of Hurley and business partner Mike Zemke, both fans of sweet potatoes, and both interested in creating a mustard that was sweet, but not as sweet as honey mustard. The result will remind you of candied sweet potatoes, with a little twang. You taste the sweet potatoes, but you also taste the molasses, brown sugar and two types of vinegar. We're not limiting ourselves to using this on hot dogs. Now that we have a jar, we'll be stirring it into potato salad and using it as a final glaze the next time we grill some ribs.



Sweet potato mustard from Jack's Cosmic Dogs. CONTRIBUTED BY DAVID JACKSON

$4.80 per 9.5-ounce jar at the shop, or order a 3-pack for $25.50 at jackscosmicdogs.com.

Kickin' Pineapple Mango Sauce from Savannah Sauce Co.

Tracey Richburg and Mike Roberson started Savannah Sauce Co. in 2014. They developed two hot sauces, and put them on the market, with a plan to donate part of the profits to helping homeless veterans. Success with their hot sauces led them to produce many more products, including our latest find, their Kickin' Pineapple Mango Sauce. We're big fans of sweet chile sauces, using them to brighten up all kinds of dishes, from rice bowls to salads, and as mix-ins for things like tuna and chicken salad. We were so pleased to find a locally produced option, and one that's not as sweet as many other brands. This one is all about the tropical fruits — pineapple and mango — but it also includes coconut cream, lime juice and bell peppers, as well as the cayenne for that bit of chile kick.

$7.75 per 16-ounce bottle. Available at savannahsauce-company.bigcartel.com.



savannah
Kickin' Pineapple Mango Sauce
Kickin' Pineapple Mango Sauce from Savannah Sauce Co. CONTRIBUTED BY SAVANNAH SAUCE CO.

AJC BOOKS FOR HOME COOKS

Making peace with food

By Susan Puckett
For the AJC

Buck Naked Kitchen
Radiant and Nourishing Recipes to Fuel Your Health Journey
KIRSTEN BUCK

The first thing we learn in Kirsten Buck's "Buck Naked Kitchen: Radiant and Nourishing Recipes to Fuel Your Health Journey" (Houghton Mifflin Harcourt, $28) is an indigenous-language word for "eat:" mitchiso. Buck knew that word well growing up in a First Nations Cree family in the small town of The Pas, Manitoba, in central Canada. Later on, "eat" took on a darker meaning: her go-to response for dealing with crippling anxiety that led to massive weight gain and other health issues.

After a decade of failed diet attempts, she adopted a Paleo plan focused on fresh produce and lean proteins, minus grains and processed sugar. Only then did she realize she'd had a role model all along: her grandfather, a hunter and trapper who'd long touted the health virtues of living off the land.

Now a registered holistic nutritionist living in Winnipeg, Buck channels those hunter-gatherer instincts in "Buck Naked Kitchen" — a blog and now, a cookbook, where she bares her dietary struggles along with delectable solutions inspired by the seasons. The cookbook is the latest of a list of titles by popular young bloggers endorsed by the Whole30 diet program, which she credits with jump-starting her success.



Buck's simple, free-spirited recipes are gluten-free and dairy-free, mostly Paleo, often vegetarian, and labeled accordingly. But you don't have to be on a restricted diet to appreciate them. I'd make her creamy, warmly spiced Vegetable Chicken Curry again in a heartbeat (Get the recipe at ajc.com/cookbooks.). And I'd happily start my day with Apricot Chai Pudding Parfait, or end it with Vietnamese Charred-Pork Salad Bowls as the weather warms up.

You'll find instructions for making dairy substitutes like Creamy Cashew Milk and Coconut Whipped Cream, and cooking gluten-free grains such as wild rice and quinoa. Her On-the-Go chapter offers clever ideas for trail mixes, egg-based muffins, energy bites, and fast-cooking soups in jars suitable for hiking trips or a backyard picnic. Bison Cottage Pie and Strawberry-Rhubarb Coconut Ice Cream harken back to hometown favorites, but with a healthy bent.

Each reveals a lesson in what it means to eat without guilt — only pleasure.

Susan Puckett is a cookbook author and former food editor of The Atlanta Journal-Constitution. Follow her at susanpuckett.com.

» Bibimbap recipe from F1

LEFTOVERS BIBIMBAP

1 pound boneless skinless chicken thighs (about 4 large), or other boneless skinless poultry, thinly sliced
2 teaspoons gochujang or other viscous hot sauce, such as sriracha, plus more for serving
Salt and freshly ground black pepper
1 to 2 cups cooked or raw green vegetables, such as zucchini, green beans or spinach
1 to 2 cups cooked or raw orange, red, or yellow vegetables, such as carrots or bell pepper
Sesame oil, for cooking the chicken and rice
2 (8- to 9-ounce) packages ready to eat white or brown rice (or 3 cups leftover cooked rice)
OPTIONAL: Fried eggs and crumbled nori, for serving
ON THE SIDE: Storebought kimchi

Place the chicken and gochujang in a medium bowl and season with salt and pepper. Stir well and let sit for 10 minutes.

If you are using any raw vegetables, cook them while the chicken is marinating: Heat a 10-inch cast-iron skillet over medium-high heat and coat with sesame oil. When the oil is shimmering, add any hard vegetables and a pinch of salt, and cook, stirring frequently, until they begin to turn tender, 2 to 3 minutes. Add any soft vegetables and another pinch of salt, and cook until all are tender, 2 to 3 more minutes. Transfer to a bowl and wipe out the skillet.

To cook the chicken, coat the skillet with sesame oil and place over medium-high heat. When the oil is shimmering, add the chicken and cook, stirring constantly, until browned and cooked through, 3 to 5 minutes. Transfer to a bowl.

Remove the skillet from the heat and coat with a final layer of sesame oil. Top with the rice, smoothing it into an even layer and breaking up any large chunks with your fingers. Top with the chicken and vegetables. Cover the skillet and return to medium heat. Let cook, covered, until the rice has browned and crisped, and the toppings have heated through, 3 to 5 minutes. Adjust the heat as needed so as not to burn the rice.

Remove from the heat, uncover, and top with additional gochujang and the eggs and crumbled nori, if using. Use two spoons to stir the mixture together, scraping up the crisp bits from the bottom of the skillet. Serve directly from the skillet with kimchi on the side.

Serves 4.

Per serving: 273 calories (percent of calories from fat, 18), 12 grams protein, 43 grams carbohydrates, 2 grams fiber, 5 grams fat (1 gram saturated), 27 milligrams cholesterol, 501 milligrams sodium.